Puhui Wealth Investment Management Co., Ltd.

Suite 1002,W3 Office Building, Oriental Commerce Tower

No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

(+86) 10 53605158

April 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Puhui Wealth Investment Management Co., Ltd.

Draft Registration Statement on Form F-1

Submitted February 15, 2018

CIK No. 0001729089

Dear Mr. Clampitt:

On behalf of Puhui Wealth Investment Management Co., Ltd., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 14, 2018, regarding the Draft Registration Statement on Form F-1 submitted to the Commission on February 15, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all such written communications, if any, under separate cover. We further advise the Staff that investors will not retain copies of any such materials.

Prospectus Summary

Overview, page 4

2.	We note that you have five funds under management. Please expand your disclosure to list all operating funds for which you serve as a manager or a general partner and specify which role you serve for the fund. In addition, please describe the structure of each fund (e.g. a wholly-owned subsidiary, a limited partnership, a joint venture, etc.) and its place in the corporate structure if the information is not readily evident from the diagram on page 8, and disclose maturity of each of your funds. Please make corresponding changes to the Business section starting on page 73.

In response to the Staff’s comment, we have revised pages 5 and 71 of the Registration Statement to include the requested disclosure.

3.	Please revise the last two paragraphs to disclose whether the funds pay any advisory fees and, if so, the advisory fee structure and the names of the investment advisors.

Our subsidiaries, Qingdao Puhui Zhuoyue Investment Management Co., Ltd. and Shanghai Pucai Investment Management Co., Ltd., serve as the investment advisor of their respective funds and we refer to advisory fees paid to us for such services as management fees in the Registration Statement. In response to the Staff’s comment, we have revised pages 5 and 71 of the Registration Statement to include the requested disclosure.

History and Corporate Structure, page 6

4.	Please revise to have a separate paragraph for each entity listed in the diagram with the exception of the holders of the equity interest in Puhui Wealth Investment Management (Beijing) co., LTD. In each paragraph disclose:
•	The date formed and its business purpose;
•	The amount of assets and equity at December 31, 2017;
•	The number of employees at the same date;
•	The revenues earned and profit/loss for the year ended December 31, 2017; and,
•	How such revenues were earned, for example, management fees, advisory fees, etc. and the fee structure in place at December 31, 2017.

In response to the Staff’s comment, we have revised pages 8 and 73 of the Registration Statement to include the requested disclosure.

5.	Noting the disclosure on page F-7, revise to add a paragraph on Xinyu Jiji Investment Center, LTD and include on the diagram.

We respectfully submit that Xinyu Jiji Investment Center, LTD is a fund that we manage and anticipate to consolidate in our financial statements only on a temporary basis. As such, we have removed all funds from the diagram.

Risk Factors

Risks Related to Our Business and Industry

We are not an “investment company”…, page 25

6.	Please revise to disclose whether any of the unconsolidated entities currently holds 40% or more of investments, as defined under the Investment Company Act of 1940, and if so, what exemption is available.

In response to the Staff’s comment, we have revised page 24 of the Registration Statement to include the requested disclosure.

Risks Related to Doing Business in China

Fluctuations in exchange rates…, page 31

7.	You disclosed on top of page 32 that your reporting currency is Renminbi which contradicts your financial statements starting on page F-2 and related footnote disclosure on page F-10. Please revise.

In response to the Staff’s comment, we have revised reporting currency to US Dollar on page 31 of the Registration Statement to conform to our financial statements.

Risks Related to Our Ordinary Shares and This Offering

We are not likely to pay…, page 41

8.	Please define the abbreviation “WFOE.”

In response to the Staff’s comment, we have revised page 6 of the Registration Statement to include the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 52

9.	Please tell us how you considered ASC 205-20 in regards to the change in your business operations from internet financial services including peer-to-peer lending business to third-party wealth management services.

In response to the Staff’s comment, we respectively advise that we have considered ASC 205-20 which provides guidance on discontinued operations comprising a component or a group of components of an entity. We believe the change in our business operations from internet financial services to third party wealth management services does not constitute as discontinued operations because we neither disposed of a component or a group of components, nor did we put up any component or a group of components for sale as required in ASC 205-20-45-1B.

Our services consist of primarily of investment advisory and asset management, in which we essentially act as a broker to provide value-added services to our investors. Investment advisory included marketing, distribution of products developed by outside parties (including third parties and related parties). We distribute different types of products including peer-to-peer lending, private equity funds, security investment funds, fixed income funds and other trust products. Asset management include marketing and distribution of these products through the funds we help manage. The operations of both types of services are very similar, whereby we have the same risk control procedures, similar management and marketing processes. Our customers may purchase products in all categories depending on their financial needs. All the products under both service lines are marketed by the same sales personnel and developed by the same product development team.

ASC 205-20-45-1E lists out 6 criteria that do not apply to the Company and there was no abandonment of a component or a group of components or a business entity.

As described in Note 1 of our consolidated financial statements, from our inception in 2013 through October 2016, we mainly marketed and promoted wealth investment products of our former parent company, Finup Co. Ltd. (previously known as Puhui Finance Wealth Management Co., Ltd.) or “Finup”, to retail investors and earned commissions based on a percentage of the qualified products our clients purchased. Finup is primarily engaged in internet financial services, including peer-to-peer, or P2P lending business in China.

Subsequently, we started to promote various products to our customers and earn commissions from third party product providers. From 2017, we started to establish our own asset management services to distribute the target products to investors through our own managed funds. Therefore, regardless of the products we distribute, and regardless of whether or not we distribute those products for third party product providers or through our own established fund, our main operating income is derived from value-added wealth management brokerage services. As such we do not consider the change of products or service lines to represent a discontinued operation to our business.

Mix of Financial Products, page 53

10.	Please expand on the descriptions of your financial products as follows:
•	Disclose the types of underlying assets of your private equity funds products (e.g. debt, stock, etc.);
•	Disclose any concentrations of the underlying publicly traded stocks (e.g. exchanges, countries of domicile and/or industries, etc.) in your securities investment fund products;
•	Disclose the duration of the private placement bonds and any industry focuses; and
•	Disclose any other information that would be useful to understand your financial products.

In response to the Staff’s comment, we have revised page 51 of the Registration Statement to include the requested disclosure.

11.	For the tabular disclosure on page 54, please address the following:
•	Clarify the basis of presentation (e.g. cost, fair value, etc.) for the distributed financial products;
•	Clarify whether the table only includes only third-party issued financial products;
•	Separate the financial product amounts between those distributed to third-party clients and related party clients; and
•	Include a column showing your average fee rate by product for each period presented.

In response to the Staff’s comment, we have revised pages 52 of the Registration Statement to include the requested disclosure.

Asset Management Business, page 55

12.	You disclose that revenues generated from asset management services represented 9.6% of your total revenue during six-months ended December 31, 2017 and your primary focus is on your asset management business. Given the significance of this revenue stream and growth expected in the future, please revise to provide a rollforward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance. Additionally, to the extent that fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforward by the different material products.

In response to the Staff’s comment, we have revised pages 53 of the Registration Statement to include the requested disclosure.

13.	Please clarify for us and revise your disclosure to state whether you have earned any performance-related commissions and/or carried interest to date.

In response to the Staff’s comment, we have revised pages 53 of the Registration Statement to include the requested disclosure.

Six Months Ended December 31, 2017 Compared to Six Months Ended December 31, 2016

Revenue, page 56

14.	Please revise to disclose the fee range for your one-time commissions and recurring management fees.

In response to the Staff’s comment, we have revised pages 55 and 56 of the Registration Statement to include the requested disclosure.

Critical Accounting Policies

Principles of consolidation, page 67

15.	Please revise to identify the entity referred to as “Puhui WFOE” on page 68.

In response to the Staff’s comment, we have revised page 66 of the Registration Statement to include the requested disclosure.

Revenue recognition, page 68

16.	Please revise your disclosure to discuss your accounting policy for your performance-related commissions and carried interest.

In response to the Staff’s comment, we have revised page 67 and Note 2 of the financial statements on F-13 of the Registration Statement to include the requested disclosure.

Regulations, page 86

17.	Please revise to include a brief discussion of the Investment Company Act of 1940, its rules governing entities required to register and its exemptive relief provisions.

We respectfully submit that we are not an investment company, as discussed in response to comment 6. As such, we do not believe a discussion of the Investment Company Act of 1940 is relevant to our business. We have included in the Risk Factors section to disclose the consequences if we were to become subject to the Investment Company Act of 1940.

Management

Directors and Executive Officers, page 95

18.	Please revise to disclose the amount of compensation you paid to directors and officers during your last full financial year. Please refer to Item 6.B of Form 20-F for guidance.

In response to the Staff’s comment, we have revised page 94 of the Registration Statement to include the requested disclosure.

Principal Shareholders, page 99

19.	Please revise the narrative to disclose the number of shares used for the Table’s calculations. In this regard, we note the latest balance sheet indicates 1,000,000 shares outstanding.

In response to the Staff’s comment, we have revised page 97 of the Registration Statement to include the requested disclosure.

20.	It appears that there are several inconsistencies in your beneficial ownership tabular disclosure. For example, the percentage of the ordinary shares beneficially owned by Zhe Ji appears to be incorrect based on the number of shares disclosed in the table. In addition, the denominator used to calculate the beneficial ownership percentages (i.e. total number of issued and outstanding ordinary shares) does not agree to the balance sheet on page F-2 and appears to be different for DFHH Limited compared to all others. Please revise or advise.

In response to the Staff’s comment, we have revised page 97 of the Registration Statement to include the requested disclosure.

21.	With regard to the 5% holders, confirm to us that you have included all information required by Item 7.A.3 of Form 20-F.

In response to the Staff’s comment, we have revised page 97 of the Registration Statement to include the requested disclosure.

Description of Share Capital

Ordinary Shares

Articles of Association – Exclusive Forum Provision, page 102

22.	We note your disclosure that your articles of association include a provision naming the courts in the Cayman Islands as the sole and exclusive forum for the described actions. Please disclose whether shareholders approved this provision and, if so, when. Also add a separately captioned risk factor addressing the impact of your exclusive forum provision on investors.

We expect our shareholders to adopt the articles of association prior to the effectiveness of the Registration Statement. In response to the Staff’s comment, we have revised page 40 of the Registration Statement to include the requested disclosure.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

23.	Please tell us why you consider investment funds received from clients as an investing activity citing the relevant accounting literature you relied upon for the classification.

In response to the Staff’s comment, we respectively advise that as disclosed in Note 2 (customer deposit) on page F-15 and Note 4 on page F-20 to our consolidated financial statements, we received $963,034 from clients and together with $112,780 of our own funds, a total of $1,075,814 was invested in a private Company’s convertible note.

Pursuant to agreements with clients, upon the client pays the fund of the investment, a 1.5% service fee will be charged by us. Upon exit of the investment, if the total return of the investment is lower than 10%, our clients will receive all proceeds from liquidation of the investment; if the investment return is higher than 10%, we are entitled to a contingent fee of 40% of the part exceeding 10% of total return on investment. We are not obligated to provide any specific return.

We followed ASC 230-10-45-22 “Certain cash receipts and payments may have aspects of more than one class of cash flows.”

In this case, we believe there are two components of cash flows such that the $963,034 represents cash received from clients which is part of our operation as we are entitled to a fee from the transaction. Upon the exit of this investment, we also expect to return the principal amount to the clients. These transactions represent our operating activities, hence we believe money received from clients and advance of funds on behalf of our clients to purchase the investment products represent cash flows from operating activities. On the other hand, our cash flow from investing activities should only account for the $112,780 of our own funds.

In response to the Staff’s comment, we have revised our Consolidated Statements of Cash Flows on page F-6 and Liquidity and Capital Resources on page 64 of the Registration Statement.

Note 2 – Summary of significant accounting policies

Principles of consolidation, page F-9

24.	We note that you have determined that Beijing Ruying Consulting Center (Beijing Ruying) is not a VIE because the Company did not contribute any capital into the fund that could generate any variable interest. Tell us all the factors you considered in your determination that you do not have a variable interest in Beijing Ruying. Please address the following in your response:
•	Tell us the purpose for which Beijing Ruying was created and the variability it was designed to create and pass along to its interest holders.
•	Tell us the significant activities that most impact the economic performance of Beijing Ruying and how decisions are made over those activities.
•	Tell us how the operations of Beijing Ruying have historically been financed and capitalized.

We analyzed limited partnership in accordance to ASU 2015-02 and our consideration in determining where Ruying is our VIE is as follows:

Beijing Ruying was set up as a limited partnership in which our subsidiary, Puhui Qingdao, is the general partner. It was set up as an investment fund for asset management purposes. Profits and losses of all assets and liabilities are distributed according to the respective partnership interests. There are no other arrangements between Beijing Ruying, the general partners and limited partners.

Beijing Ruying was set up in November 2017 with a capital contribution of RMB33,600,000, (approximately USD 5.16 million) from 20 limited partners. As the general partner, we do not make any capital contribution. However, we have the authority to make investment decisions mainly to develop, manage and market financial products for Beijing Ruying. We consider these are the most significant activities that most impact the economic performance of Beijing Ruying. The decisions are made by our Investment Committee which includes sourcing, initial screening, memo signing, due diligence, risk assessment, definitive agreement signing, post-investment management and investment exits. The limited partnership agreement establishes certain matters (e.g. changing the legal form of the entity, set up branches, amend partnership rights etc.) that require approval of limited partners. These approvals do not relate to activities that most impact the economic performance of Beijing Ruying and as such the limited partners are not deemed to have substantive participating rights or kick-out rights. Beijing Ruying is therefore subject to further VIE analysis under ASU 2015-02.

We further considered whether or not we are the primary beneficiary of Beijing Ruying as follows:

We have the power to direct the activities of Beijing Ruying, however we do not have any obligation to absorb losses or receive any benefits from Beijing Ruying other than earning recurring management fees. The management fees are compensation for the asset management services the Company provided to Beijing Ruiying and the management fee rate is comparable to fund managers received in the asset management industry in China, thus the management fees are considered to be commensurate with the level of effort required to provide those services. The service arrangement between the Company and Beijing Ruying includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length. We concluded the Company’s right to receive benefits from Beijing Ruying are scoped out to be considered as potentially significant to the VIE. As a result, we are not considered to be the primary beneficiary of Beijing Ruying, therefore Beijing Ruying is not the Company’s VIE and we did not consolidate the operating results of Beijing Ruying.

In response to the Staff’s comment, we have revised our disclosure in Note 2 on page F-11 of our consolidated financial statements and page 66 of Registration Statement.

Revenue recognition, page F-11

25.	You disclose that you derive revenue primarily from one-time commissions and recurring service fees paid by product providers for whom you distribute financial products, as well as subscription fees and recurring management fees paid by funds that you manage. Please disclose your accounting policy for multiple-element arrangements here and page 68 or advise why such disclosure is not needed.

In response to the Staff’s comment, we believe multiple elements arrangements disclosure is not applicable in our situation based on our understanding of ASC 605-25 since our one-time commissions and recurring services fees, as well as subscription fees and recurring management fees are provided for on a standalone basis in the relevant service agreements.

Most product providers only engage us to provide investment advisory services from which we earn one-time commissions. Some product providers engage us to provide both investment advisory services and on-going services where both one-time commissions and recurring service fees are applicable. When we are engaged to provide both investment advisory services and on-going services, specific services are defined and priced separately in the service agreements. In such service agreement, one-time commissions are charged following the same fee rate as in a standalone investment advisory service only agreement, and the recurring service fees we charge represents our best estimate of level of efforts required to provide such recurring services though we do not sell such services on a stand-alone basis. Therefore, we considered the requirements of multiple-element arrangements are not applicable for the investment advisory services and recurring services we provide.

With regard to our newly started fund management service, subscription fees and recurring management fees are charged for each fund we establish and manage. The subscription fees and recurring management fees also are standalone where we could apply our established pricing, which we believe to be commensurate with the level of efforts required to provide the fund formation services and fund management services. Therefore, we considered the requirements of multiple-element arrangements are not applicable for our fund formation services and fund management services, either.

Investment in affiliates, page F-13

26.	Please revise your disclosure to explain what the term 10% partner share owned affiliates means. Also, disclose how you determined that you would have no control over these two partnerships.

In response to the Staff’s comment, we have revised our disclosure of investments in these two partnerships in Note 1 and Note 2 of our consolidated financial statements to include these two partnerships that are subject to VIE analysis consistent with other limited partnerships. Since there has been no activity in these two partnerships, it does not affect our consolidated results of operations.

We have also updated our accounting policies in Note 2, Investment in affiliates on page F-14 of the Registration Statement.

Customer deposits, page F-14

27.	Please tell us what the contracted investment returns represent. Tell us if you are obligated to provide a specific return.

In response to the Staff’s comment, we have revised pages F-15 of the Registration Statement to include the requested disclosure.

Fair value measurement, page F-15

28.	Please tell us why you believe accounting for the private equity fund at cost is appropriate.

We analyzed our investments in accordance with ASC 970-323-25-6, which indicates that the equity method of accounting for investments in general partnerships is generally appropriate for accounting by limited partners for their investments in limited partnerships, unless a limited partner's interest is so minor that the limited partner may have virtually no influence over partnership’s operating and financial policies where accounting for the investment using the cost method may be appropriate. According to ASC 323-30-S99, we understand that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.

In response to the Staff’s comment, we have revised our disclosure in Note 4 (Page F-20) of our consolidated financial statements in the Registration Statement to clarify that we record our investment in the private equity fund, which is a partnership, at cost because we do not have significant influence over the fund as our interest in the fund is minor.

29.	Please tell us why you believe that the fair value of your investment in the units of bank-managed financial products approximates its carrying amount.

We invested in units of financial products managed by a Chinese bank in the amount of $2,305,320. The units mature within four to six months with an average expected rate of return of 4.5% per annum, which is not guaranteed by the bank. We classified these investments as held to maturity & investments.

The carrying amount represents the principal amount and accrued interest based on the expected rate of return, which is the amount we expect to receive upon the maturity of the products. We made the investment on December 11, 2017 and as of December 31, 2017, due to the short timing between investment origination date and balance sheet date, we concluded carrying value approximates fair value.

In response to the Staff’s comment, we have revised pages F-13 and F-20 of the Registration Statement to include the requested disclosure.

Note 3 – Variable interest entity, page F-19

30.	You disclose that Puhui WFOE is obligated to absorb all of Puhui Beijing’s losses. On page 65, you also disclose that during the six months ended December 31, 2017 Beijing Synergetic obtained approximately 9.8% ownership interest in Puhui Beijing and your limited partners obtained a 36% limited partnership interest in Xinyu JiJi Investment Center LP (Xinyu JiJi). Finally, we note that you recorded a net loss attributable to noncontrolling interest on your income statement for the six months ended December 31, 2017. Considering these disclosures, confirm for us that Puhui WFOE absorbed all Puhui Beijing’s losses and the recorded net loss attributable to noncontrolling interest presents your limited partners’ portion of the losses from the financial operations of Xinyu JiJi.

In response to the Staff’s comment, we respectively advise that it was incorrect to state that “Puhui WFOE is obligated to absorb all of Puhui Beijing’s losses”. We have revised our disclosure in Note 3 (Page F-19) of our consolidated financial statements that Puhui WFOE is obligated to absorb 90.2077% of Puhui Beijing’s losses. We also confirm that the recorded net loss attributable to noncontrolling interest represents Puhui Beijing’s minority shareholder, Beijing Synergetic’s 9.7923% losses from the financial operations of Puhui Beijing and 40% of the losses of Beijing Haipeng, Shanghai Hengshi, Shanghai Shengshi, Shanghai Shangying and Beijing Jiahe. These five entities are all formed as majority-owned (60%) subsidiaries of Shanghai Ruyue, who is one of the Company’s wholly-owned subsidiaries. Other minority shareholders own the remaining 40% interest in these five entities.

Note 4 – Short-term Investments, page F-20

31.	We note that you have invested in a private company’s convertible note which amount totals approximately 11% of your assets. Please revise to disclose all the pertinent information with regards to this investment including but not limited to the name of the private company, the number of shares that you will receive and other relevant terms of the investment agreement. Further, tell us your consideration of the disclosure requirements of ASC 320-10-50 and ASC 820-10-50.

In response to the Staff’s comment, we have revised our disclosure in Note 4 on Page F-20 of the Registration Statement to disclose all the pertinent information of our investment in a private company’s convertible note.

We classified the investment in the convertible note as available-for-sale debt securities and accounted for using fair value, which approximated the investment cost since the convertible note has been subsequently converted to the private company’s common shares with the fair value equivalent to the principal of the note. We considered disclosure requirements of ASC 320-10-50 and ASC 820-10-50, and revised to include such disclosure in Note 4 on Page F-20 of the Registration Statement.

Note 10 – Taxes, page F-22

32.	Please itemize the total of all your deferred tax assets in accordance with paragraph ASC 740-10-50-2 rather than presenting the amounts recognized during each period.

In response to the Staff’s comment, we have revised pages F-23 of the Registration Statement to include the requested disclosure.

Note 14 – Equity, page F-25

33.	We note that you had several capital contributions during the periods presented and issued 1,000,000 ordinary shares on November 30, 2017 in connection with the restructuring of the company. Please tell us in detail how you accounted for the capital contributions, including noncontrolling interests, and the issuance of the ordinary shares with references to relevant accounting literatures.

In response to the Staff’s comment, we respectively advise that we accounted for the issuance of ordinary shares on November 30, 2017 as a reorganization of entities under common control at carrying value in accordance with ASC 805-50:

805-50-25-2 establishes that the assets and liabilities transferred between entities under common control are to be initially recognized by the receiving entity at the transfer date.

805-50-45-2 The financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period.

805-50-45-5 financial statements and financial information presented for prior years also shall be retrospectively adjusted to furnish comparative information.

Therefore, the issuance of these 1,000,000 was accounted for as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Puhui Cayman.

We accounted for the noncontrolling interest (“NCI”) in accordance with ASC 810-10 where noncontrolling interests are presented in the consolidated balance sheets separately from equity attributable to the shareholders of the Company. Non-controlling interests’ respective shares of operating result are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Our noncontrolling interest consists of 9.7923% of the equity interests of Puhui Beijing held by Beijing Synergetic; 36.36% interest of Xinyu Jiji held by four individual partners; and 40% interest of Beijing Haipeng, Shanghai Hengshi, Shanghai Shengshi, Shanghai Shangying and Beijing Jiahe, respectively, held by other outside investors. These five entities are all subsidiaries of Shanghai Ruyue, which is one of the Company’s wholly-owned subsidiaries. During the six months ended December 31, 2017, Xinyu Jiji had no operating activities while Puhui Beijing and the five subsidiaries of Shanghai Ruyue incurred operating losses, which were allocated to the noncontrolling interest holders by their respective share of interest owned.

We typically accounted for the capital contributions as additional paid-in capital. For the capital contributed by non-controlling interest holders, we first allocate the consideration received for their respective shares of net assets to the “noncontrolling interest” account with the excess of consideration received from the noncontrolling holders recorded in “additional paid-in capital.”

In response to the Staff’s comment, we have revised our disclosure for noncontrolling interest on page F-15 and reclassified the excess of consideration received from our noncontrolling interest holders out of NCI in the statements of shareholder equity on page F-5 and revised the total amount of non-controlling interest on the consolidated balance sheets on page F-3 accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut at selengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ Zhe Ji
Zhe Ji

cc:	Ellenoff Grossman & Schole LLP